

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

October 31, 2017

Thomas R. Stanton
Chief Executive Officer and
  Chairman of the Board
ADTRAN, Inc.
901 Explorer Drive
Huntsville, AL 35806-2807

> **Re: ADTRAN, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 24, 2017**
> **File No. 000-24612**

Dear Mr. Stanton:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        /s/ Robert S. Littlepage, for

                                        Larry Spirgel
                                        Assistant Director
                                        AD Office 11 – Telecommunications